NEWS RELEASE

September 30, 2009

IMA PROCEEDS WITH ITS OPTION ON WESTERN COPPER’S ISLAND COPPER PROJECT

VANCOUVER, B.C. IMA Exploration Inc. (“IMA”) (IMR-AMEX, IMR-TSX.V) is pleased to announce that it has informed Western Copper Corporation (“Western Copper”) (TSX:WRN) of its intention to proceed with its option agreement on the Island Copper porphyry copper-gold project on Vancouver Island.

Pursuant to the terms of the agreement signed in August 2008, IMA is required to spend an additional C$13.1 million towards the completion of a pre-feasibility study by 2011 in order to earn 49% interest in the project.

IMA’s first step will be to complete an “order of magnitude” engineering study based on the known resources in the Hushamu deposit. This study will evaluate the project’s economic potential and will assist in directing further work.

ABOUT IMA EXPLORATION INC
IMA recently announced a business arrangement with Kobex Resources Ltd. (KBX – TSX.V) and International Barytex Resources Ltd. (IBX – TSX.V) that was approved by the shareholders of each of Kobex and Barytex at special meetings held on September 25, 2009. The arrangement is expected to close on September 30, 2009 with the name of the company changing on Oct 1, 2009 to Kobex Minerals Inc. (KXM-AMEX, KXM-TSX.V)

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

"Joseph Grosso"	"Dale Corman"

Joseph Grosso	F. Dale Corman
President & CEO	President & CEO
IMA Exploration Inc.	Western Copper Corporation

For more information, please contact:

Joseph Grosso, President & CEO	Paul West-Sells - EVP, Corporate Development
Sean Hurd - VP Corporate Communications	Chiara Orrigoni - Investor Relations

T: 1-800-901-0058 or 604-687-1828	T: 1.888.966.9995 or 604.684.9497
F: 604-687-1858	F: 604 669 2926
Email: info@imaexploration.com	Email: info@westerncoppercorp.com
Web: www.imaexploration.com	Web: www.westerncoppercorp.com

The TSX Venture Exchange and the TSX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.
Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.